Exhibit 10.2

Michael J. Graham Executive Vice President Corporate Secretary

July 22, 2002

Mr. Patrick W. Gross

AMS Building

4050 Legato Road

Fairfax, VA 22033-4033

Dear Pat:

In my role as Corporate Secretary, on behalf of the Board of Directors of Aegis Communications Group, Inc. I am pleased to present you with an offer to join the Board as a director and Chairman. This offer is subject to your acceptance and to the ratification by the Board of Directors via an authorized board resolution. The Board would like to offer the following to you:

Title: Director and Chairman of the Board of Directors, Member of the Operating Committee

Description of the Role: The primary responsibilities of this position shall include:

•      Chairing the Board

•      Coaching, mentoring, and monitoring the Company’s executive management team

•      Assisting in the formulation and execution of corporate strategy

•      Selective participation in key sales calls and other high-level client interaction

Time Commitments: The Board recognizes that this position is a non-executive role and does not require your full time commitment. However, the Board wishes to ensure that you will be able to dedicate sufficient time to fulfill the expectations of the Chairman role. To that end, we expect the minimum time commitments would include:

•      Attendance at four regular scheduled board meetings per year, one annual meeting of shareholders, and board committee meetings as appropriate

•      Participation in regularly scheduled Operating Committee meetings and conference calls

•      A monthly meeting with the executive team

•      Certain top-to-top sales calls with key clients

•      As part of your transition into the role, approximately five days per month will be dedicated to Aegis through December 31, 2002. In 2003, mutually agreed upon time commitments will be established.

Compensation: Due to the requirements of this position, we are compensating you for your time as follows:

•      From June 15, 2002 to December 31, 2002, a monthly retainer of $12,500 (pro rata for June 2002), partially reflecting your investment of additional time to become oriented with the Company

•      The monthly retainer amount will be revisited and possibly adjusted downward as of January 2003, to be mutually determined between you and the Board by November 1, 2002 based on expected time commitments going forward

Equity in the Company: To fully align you in the role as Chairman with the interest of our shareholders, we are offering you 500,000 options to purchase common shares of the company’s stock, subject to the company’s 1998 Stock Option Plan as Amended. The options will vest pro-ratably over a three-year period with a strike price equal to the closing price of the Company’s common stock on the date of grant by the Compensation Committee (anticipated as August 8, 2002). The options would fully vest upon a change of control or upon your removal from the Board without cause. Similar to the executive management of the Company, future grants will be considered by the board and Compensation Committee in the ordinary course of business.

Other: You will be reimbursed for all reasonable out of pocket expenses in accordance with the Company’s travel policy. It is understood that your travel will generally be to and from Washington, DC or Seattle, Washington. You will be provided with an indemnity agreement for your role as a director as provided to all directors.

Pat, we are pleased to welcome you to Aegis and look forward to working with you to further grow our company.

Sincerely,

/s/ Michael J. Graham

Michael J. Graham

Accepted:

/s/ Patrick W. Gross

Patrick W. Gross

Date: